SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             Rare Medium Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    449238203
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Paul A. Belvin
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         and   five   copies   of  the   schedule,   including   all   exhibits.
         Secs.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 2 of 15 Pages



--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

             Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds   (See Instructions)                 OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of Shares    7.     Sole Voting Power               32,220,232
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             46,811,292
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power          32,220,232
                                                           (See footnote below*)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        46,811,292
                                                           (See footnote below*)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             46,811,292 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)     49.5%
--------------------------------------------------------------------------------
         14. Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------


         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 in Amendment No.5 to this
                  Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 3 of 15 Pages


--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power               1,727,936
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             46,811,292
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power          1,727,936
                                                           (See footnote below*)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        46,811,292
                                                           (See footnote below*)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             46,811,292 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)       49.5%
--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)          PN
--------------------------------------------------------------------------------


         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 in Amendment No.5 to this
                  Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 4 of 15 Pages



--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             AIF IV/RRRR LLC
--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power               8,123,451
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             46,811,292
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power          8,123,451
                                                           (See footnote below*)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        46,811,292
                                                           (See footnote below*)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             46,811,292 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)            49.5%
--------------------------------------------------------------------------------
         14. Type of Reporting Person  (See Instructions)         OO
--------------------------------------------------------------------------------


         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 in Amendment No.5 to this
                  Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 5 of 15 Pages


--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------
         2.  Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
             Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds   (See Instructions)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of Shares    7.     Sole Voting Power                    0
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             46,811,292
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power               0
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        46,811,292
                                                           (See footnote below*)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             46,811,292 shares of Common Stock (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)            49.5%
--------------------------------------------------------------------------------
         14. Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------

         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 in Amendment No.5 to this
                  Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 6 of 15 Pages



--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Apollo Management IV, L.P.
--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds (See Instructions)
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

------------------- ------------------------------------------------------------

Number of Shares    7.     Sole Voting Power               0
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             46,811,292
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power          0
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        46,811,292
                                                           (See footnote below*)
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             46,811,292 shares of Common Stock  (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)       49.5%
--------------------------------------------------------------------------------
         14. Type of Reporting Person  (See Instructions)         PN
--------------------------------------------------------------------------------


         (*) Does not include Non-Voting Stock acquired in advance by the Reporting Persons. See Item 4 in Amendment No.5 to this
                  Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 449238203                                           Page 7 of 15 Pages



--------------------------------------------------------------------------------

         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             AP/RM Acquisition, LLC
--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


                  (a) [X]


                  (b) [ ]
--------------------------------------------------------------------------------
         3.  SEC Use Only
--------------------------------------------------------------------------------
         4.  Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
         6.  Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of Shares    7.     Sole Voting Power               4,744,271
Beneficially        ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power             0
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power          4,744,271
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power        0
--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             4,744,271 shares of Common Stock  (See footnote below*)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)            5.0%
--------------------------------------------------------------------------------
         14. Type of Reporting Person  (See Instructions)         OO
--------------------------------------------------------------------------------

                                                              Page 8 of 15 Pages



         This Amendment No. 6 amends and supplements the following Items of the Statement on Schedule 13D, as amended (the "Schedule 13D"), of Apollo Investment Fund IV, L.P. ("AIF IV"), Apollo Overseas Partners IV, L.P. ("Overseas IV"), Apollo Advisors IV, L.P. ("Advisors IV"), Apollo Management IV, L.P. ("Management IV"), and AIF IV/RRRR LLC ("AIF LLC," and collectively, the "Initial Reporting Persons") originally filed on June 14, 1999, as amended on August 19, 1999, September 6, 2000, May 23, 2001, October 2, 2001 and April 5,2002 with the Securities and Exchange Commission with respect to shares of Common Stock of Rare Medium Group, Inc. (the "Issuer"), par value $0.01 per share (the "Common Stock"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

         Item 2 is hereby amended and supplemented by adding the following text at the end thereof as follows:

         AP/RM Acquisition, LLC, a Delaware limited liability company ("AP/RM LLC") is added as a Reporting Person for purposes of this amended Schedule 13D (and together with the Initial Reporting Persons, the "Reporting Persons"). AP/RM was formed for the purpose of purchasing and holding securities of the Issuer obtained in connection with the Tender Offer. Management IV is the manager of AP/RM LLC and has exclusive investment, voting and dispositive power with respect to the shares of Common Stock of the Issuer held by AP/RM LLC. The address of AP/RM LLC is Two Manhattanville Road, 2nd Floor, Purchase, New York 10577. During the last five years, AP/RM LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has AP/RM LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented as follows:

         On April 2, 2002, AIF IV, Overseas IV, and AIF LLC (collectively, "Apollo Purchasers") purchased in advance an aggregate of 38,765,848 shares of the Issuer's Non-Voting Common Stock, par value $0.01 per share (the "Non-Voting Stock") for an aggregate purchase price of $9,885,291.20 (the "Purchase Price"). The shares of Non-Voting Stock acquired in advance by the Apollo Purchasers are not currently exchangeable into shares of Common Stock. The exchangeability of such shares of Non-Voting Stock is subject to stockholder approval pursuant to the Special Meeting. The purchases were financed with cash on hand from contributions of partners or members of the Reporting Persons, respectively, as the case may be. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities. The Company has agreed to commence a Rights Offering (as defined and described in Amendment No. 5 to the Schedule 13D). In the event the Rights are not fully

                                                              Page 9 of 15 Pages



subscribed  for  by  Issuer's  stockholders,   the  participating  stockholders,
including the Apollo Purchasers, may exercise their oversubscription rights as set forth in Amendment No. 5 to this Schedule 13D.

         The response in Item 4 respecting the Tender Offer is incorporated herein by reference. The purchases were financed with cash on hand from contributions of partners of the members of AP/RM LLC. All such contributions are in the ordinary course and pursuant to (equity) investor commitments to the respective entities.

Item 4. Purpose of the Transaction

         Item 4 is hereby amended and supplemented as follows:

         Tender Offer. On April 9, 2002, AP/RM LLC commenced the Tender Offer (as defined and described in Amendment No. 5 to this Schedule 13D) for up to 15,002,909 shares of Common Stock at a price of $0.28 per share, which concluded on May 10, 2002, at 5 p.m. and closed on May 13, 2002 with a total purchase by AP/RM LLC of 4,744,271 shares of Common Stock for a total purchase price of $1,328,395.88. The material terms of the Tender Offer are set forth in an Offer to Purchase which is an Exhibit to the Schedule TO filed with the Securities and Exchange Commission on April 9, 2002.

Item 5.  Interest in Securities of the Issuer.

         Items 5(a) and (b) are hereby amended and supplemented as follows:

         As of the date hereof, the Apollo Purchasers beneficially own 17,453,770 shares of Common Stock, 1,073,007 shares of Preferred Stock, 130,838 Series 1-A Warrants and 12,262,542 Series 2-A Warrants. AP/RM LLC beneficially owns 4,744,271 shares of Common Stock acquired pursuant to the Tender Offer and each of the Initial Reporting Persons may be deemed to have shared voting and dispositive power with respect to such 4,744,271 shares of Common Stock. The shares of Common Stock held by the Reporting Persons represent approximately 18.4% of the class. Each share of Preferred Stock currently held by the Initial Reporting Persons is currently convertible into approximately 14.29 shares of Common Stock, or an aggregate of 15,328,671 shares of Common Stock, which represents approximately 16.2% of the class. The Series 1-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 1,766,309 shares of Common Stock, representing approximately 1.9% of the class. The Series 2-A Warrants currently held by the Initial Reporting Persons are currently exercisable for 12,262,542 shares of Common Stock, representing approximately 13.0% of the class. For purposes of calculating ownership percentages in this
Schedule 13D, the number of "Outstanding Shares" includes (i) 65,290,969 shares of Common Stock outstanding on May 15, 2002 based on information provided to the Reporting Persons by the Issuer and (ii) the shares of Common Stock issuable to the Initial Reporting Persons upon conversion of the shares of Preferred Stock, Series 1-A Warrants and Series 2-A Warrants currently held by such persons.

                                                             Page 10 of 15 Pages

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding thereto as follows:


Exhibit
-------
No.
---

11. Joint Filing Agreement dated as of May 21, 2002 by and among the Reporting Persons.

                                                             Page 11 of 15 Pages

Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


May 21, 2002                         APOLLO INVESTMENT FUND IV, L.P.

                                     By:  APOLLO ADVISORS IV, L.P.
                                          its general partner

                                     By:  Apollo Capital Management IV, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


May 21, 2002                         APOLLO OVERSEAS PARTNERS IV, L.P.

                                     By:  APOLLO ADVISORS IV, L.P.
                                          its managing general partner

                                     By:  Apollo Capital Management IV, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


May 21, 2002                         APOLLO ADVISORS IV, L.P.
                                     in its capacity as general partner
                                     to Apollo Investment Fund IV, L.P. and
                                     Apollo Overseas Partners IV, L.P.

                                     By:  Apollo Capital Management IV, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President

                                                             Page 12 of 15 Pages


May 21, 2002                         APOLLO MANAGEMENT IV, L.P.
                                     in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                     Apollo Overseas Partners IV, L.P.

                                     By:  AIF IV Management, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


May 21, 2002                         AIF  IV/RRRR LLC

                                     By:  Apollo Management IV, L.P.
                                          its manager

                                     By:  AIF IV Management, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President


May 21, 2002                         AP/RM ACQUISITION LLC

                                     By:  Apollo Management IV, L.P.
                                          its manager

                                     By:  AIF IV Management, Inc.
                                          its general partner

                                     By:  /s/ Michael D. Weiner
                                          --------------------------------------
                                          Name:    Michael D. Weiner
                                          Title:   Vice President